News Release	May 9, 2005

Yamana Gold Inc. Reports Quarterly Mine Operating Earnings of $1.6 Million
(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports mine operating earnings for the first quarter period ended March 31, 2005 of $1.6 million.

The year end of the Company was changed from February 28/29 to December 31. As such, the first quarter of the current fiscal year is for the three month period ended March 31, 2005 with comparative figures for the three month period ended February 29, 2004.

Basic and fully diluted net earnings per share were $0.002 for the first quarter ended March 31, 2005. This compares to earnings of 0.01 per share in the comparative quarter ended February 29, 2004. Sales for the first quarter were $7.9 million. The per share calculations for the first quarter of the current fiscal year and for the comparative quarter ended February 29, 2004 were calculated based on the weighted average shares outstanding for the period of 122.4 million shares and 92.9 million shares, respectively.

During the first quarter of this year, Yamana produced 25,427 ounces of gold of which 19,059 ounces were produced from the Fazenda Brasileiro Mine, 5,229 ounces from the Fazenda Nova Mine and 1,139 ounces from the São Francisco pilot plant. A total of 25,944 ounces were produced from the Fazenda Brasileiro Mine during the comparative period ended February 29, 2004. Production at the Fazenda Brasileiro Mine for the quarter was marginally below the production level for the prior quarter largely due to processing of lower grade material primarily in January. Production for the Fazenda Nova Mine was affected by higher than normal rainfall which delayed loading ore onto the heap leach pads. With the rainy season now over, we are loading ore onto the pads at a rate consistent with our mine plan.

Total average cash costs from the Fazenda Brasileiro Mine were $272 per ounce for the quarter. Cash costs were affected primarily by a strengthened Real against the US Dollar and lower production in January as noted. Total average cash costs for the comparative quarter ended February 29, 2004 were $213 per ounce.

A total 24,400 ounces of gold were sold at an average sale price of $427 per ounce during the period ended March 31, 2005. A total of 18,549 ounces were sold from the Fazenda Brasileiro Mine and are reflected in earnings for the quarter end. The remaining 5,851 ounces were sold from the Fazenda Nova and the São Francisco pilot plant for which proceeds from the sale have been credited against pre-operating and mine development costs pending a declaration of commercial production at Fazenda Nova (commercial production was declared effective May 1, 2005).

Production increased throughout the quarter with March production exceeding the expected production for that month. Production and costs will vary from month to month although annual production from Fazenda Brazileiro and Fazenda Nova is expected to be consistent with current guidance levels.

News Release	May 9, 2005

The Company previously indicated that it would determine commercial production at Fazenda Nova once the mine operated in a normalized period without excess rainfall. Production levels have exceeded commercial production thresholds and commercial production has been declared at Fazenda Nova effective May 1, 2005. The Company will report sales and operating costs for Fazenda Nova beginning May 1, 2005.

Cash flow from operations was $1.2 million for the quarter compared with $2.3 million for the comparative quarter. After net changes in non-cash working capital, the current period shows a net cash outflow of $1.4 million versus $2.4 million inflow for the comparative period. As at the quarter end, there were $3.1 million of gold sale receivables for which funds were received subsequent to the quarter end. The cash balance as of March 31, 2005 was $66.2 million while working capital surplus was $70.8 million.

Cash costs are affected by currency exchange rates. Our assumed exchange rate was 3 to 1 whereas the Rea1 was approximately 17% stronger against the Dollar than that assumed rate during the quarter.

The appreciation of Real as compared to the Dollar is largely in part due to high interest rates on Real denominated accounts which are attracting significant flows of foreign capital to Brazil. To protect against a strengthening Real to the Dollar, the Company intends to maintain its cash balances in Real denominated accounts which will earn interest revenue at rates in excess of 18% and up to 20%. These are conventional intermediate term rates on accounts maintained in Brazil. Interest earned on these cash balances will offset differences in current currency exchange rates as compared to our assumed rate and offset increases in Dollar denominated costs.

Longer term and into 2006 in particular, the Company is investigating forward currency contracts which would ensure a rate that approximates our assumed currency rate.

The complete financial statements and management and discussion analysis for the first quarter period ended March 31, 2005 follow this announcement.

A conference call and audio webcast has been schedule for May 10, 2005 at 10:00 a.m. E.S.T. to discuss the first quarter results.

Conference Call Information:
Local:	416-640-4127
Toll Free (North America):	800-814-4859
Participant Audio Webcast:	www.yamana.com

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

News Release	May 9, 2005

For further information, contact

Peter Marrone	Chuck Main
President & Chief Executive	Chief Financial Officer
Officer	(416) 945-7354
(416) 815-0220	E-mail: cmain@yamana.com
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

News Release	May 9, 2005

Management’s Discussion and Analysis of Operations and Financial Condition

(US Dollars, in accordance with Canadian GAAP)

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition and results of operations for the quarter ended March 31, 2005, compared to those of the quarter ended February 29, 2004. This Management’s Discussion and Analysis has been prepared as of May 9, 2005. The unaudited consolidated interim financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s and Discussion Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2005 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2004 and the related annual Management’s Discussion and Analysis included in the most recent fiscal year’s Annual Report, and the most recent Annual Information Form/40F on file with the Securities Commissions of all the provinces in Canada and with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” that involve a number of risks and uncertainties. These risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. Forward-looking statements are often characterized by words such as “plan”, “expect”, “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks are further described in the Company’s Annual Management and Discussion Analysis and Annual Information Form filed with the Securities Commissions of all the provinces in Canada, with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

News Release	May 9, 2005

Change in Year End

The year end of the Company was changed from February 28/29 to December 31. As such, the first quarter for the current fiscal year is for the three month period ended March 31, 2005 with comparative figures for the three month period ended February 29, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period

Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004
Q4	December 31, 2005	December 31, 2004 (ii)

(i) Four months
(ii) Ten months

Highlights

Review of Financial Results

The Company recorded net earnings for the first quarter ended March 31, 2005 of $0.3 million and mine operating earnings for the quarter of $1.6 million, compared to earnings of $0.6 million for the quarter ended February 29, 2004 and mine operating earnings of $2.7 for the quarter ended February 29, 2004.

Mine operating earnings consist entirely of earnings from the Fazenda Brasileiro Mine. Production for the quarter ended March 31, 2005 from the Fazenda Brasileiro was 19,059 ounces of gold at an average cash cost of $272 per ounce. In addition, a total of 5,229 ounces of gold were produced at the Fazenda Nova Mine and 1,139 ounces of gold were produced at the São Francisco pilot plant for total production of 25,427 ounces of gold for the quarter. General and administrative costs for the quarter were $1.7 million compared to $1.3 million for the comparative quarter ended February 29, 2004.

Cash and cash equivalents as at the end of the quarter were $66.2 million. Cash flow generated from operations was $1.2 million compared to $2.3 million for the comparative period. Temporary additions to working capital of $2.7 million resulted in a net operating cash outflow of $1.4 million for the quarter.

Investment income and other business income generated during the quarter totaled $0.2 million which is comparable to $0.3 million generated during the comparative period ended February 29, 2004. The balance consists of interest earned on surplus cash and income earned on the sale of redundant materials and supplies.

Basic and diluted net earnings were $0.002 per share, compared to earnings of $0.01 per share for the comparative period ended February 29, 2004. Basic earnings per share for the quarter ended March 31, 2005 was calculated based on the weighted average number of common shares outstanding of 122.4 million.

News Release	May 9, 2005

The table below presents selected quarterly financial and operating data:

	March 31,	December 31,	September 30,	June 30,
	2005	2004	2004	2004
				(4 months)

Financial results
(in thousands of Dollars)
Revenue (i)	$ 7,850	$ 10,305	$ 8,827	$13,166
Net earnings for the
quarter	$ 292	$ 804	$ 6	$ 1,973
Per share financial results
Basic and diluted earnings
per share	0.002	$ 0.01	$ Nil	$ 0.02
Financial Position
(in thousands of Dollars)
Total assets	$177,902	$177,106	$101,196	$96,363
Total long-term
liabilities	$ 8,924	$ 9,572	$ 8,145	$ 7,240
Gold production (ounces):
Fazenda Brasileiro	19,059	20,854	23,214	34,099
Fazenda Nova	5,229	2,745	104	--
Sao Francisco
Pilot Plant	1,139	846	1,157	1,211

	25,427	24,445	24,475	35,310

Fazenda Brasileiro gold sales
(ounces)	18,549	23,982	22,246	33,594
Non-GAAP Measures
Fazenda Brasileiro operating statistics
Gold ore grade (g/t)	2.66	2.82	3.07	3.44
Gold recovery rate (%)	90.4	90.5	92.4	95.5
Fazenda Brasileiro Per ounce data:
Cash costs per
ounce produced	$ 272	$ 234	$ 225	$ 196
Average gold price
realized (i)	$ 427	$ 434	$ 401	$ 396

News Release	May 9, 2005

	February 29,	November 30,	August 31,	May 31,
	2004	2003	2003	2003

Financial results
(in thousands of Dollars)
Revenues	$10,453	$ 9,359	$ --	$ --
Net earnings (loss) for
the quarter	$ 639	$ 2,113	$(1,349)	$ (395)
Basic and diluted earnings
(loss) per share	$ 0.01	$ 0.03	$ (0.06)	$ (0.13)
Financial Position
(in thousands of Dollars)
Total assets	$93,948	$72,809	$ 68,156	$ 6,108
Total long-term
liabilities	$ 7,657	$ 7,290	$ 7,697	$ 1,500
Gold production (ounces):
Fazenda Brasileiro	25,944	27,127	3,723	--
Fazenda Nova	--	--	--	--
Sao Francisco
Pilot Plant	283	1,050	--	--

	26,227	28,177	3,723	--

Fazenda Brasileiro gold
sales (ounces)	26,617	23,373	--	--
Non-GAAP Measures
Fazenda Brasileiro operating statistics
Gold ore grade (g/t)	3.50	3.36	2.73	--
Gold recovery rate (%)	95.3	95.5	95.5	--
Fazenda Brasileiro Per ounce data:
Cash costs per
ounce produced	$ 213	$ 220	$ 225	$ --
Average gold price
realized (i)	$ 407	$ 400	$ --	$ --

(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

Mine Operations

Mine operating earnings for the quarter ended March 31, 2005 were $1.6 million (three months ended February 29, 2004 — $2.7 million) and consist entirely of earnings from the Fazenda Brasileiro Mine. A total of 19,059 ounces of gold was produced from Fazenda Brasileiro. Production during the quarter was affected by processing of lower grade ore primarily in January. The average ore grade for the forthcoming quarter is not expected to exceed the grade of the first quarter although the average ore grade is expected to increase later in the year. The average recovery rate was 90.4% on 246,000 tonnes milled during the first quarter. This compares to 91.9% for the December 31, 2004 fiscal year on 826,400 tonnes. Average cash costs per ounce for the quarter ended March 31, 2005 at Fazenda Brasileiro were $272 per ounce. These cash costs reflect the mining of lower grade material and a strengthened Real throughout the quarter. The average Real-US Dollar exchange rate during the quarter ended March 31, 2005 was 2.665 compared to an average exchange rate of 2.786 during the quarter ended December 31, 2004.

News Release	May 9, 2005

Direct mining costs for the quarter represent approximately 54% ($146 per ounce) of total cash costs and milling costs represent approximately 29% ($79 per ounce). The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine for the quarter ended March 31, 2005:

	Cash costs /	Percentage of
	oz.	cash costs /
		oz.

Mining	$ 146	54%
Milling	79	29%
General and admin	49	18%
Other (1)	(2)	(1%)

Total	$ 272	100%

(1)  Includes by-product revenues

In addition to the 19,059 ounces produced at Fazenda Brasileiro, 5,229 ounces of gold were produced at the Fazenda Nova Mine and 1,139 ounces of gold were produced at the São Francisco pilot plant for total production of 25,427 ounces of gold for the quarter. Production at the Fazenda Nova Mine continued to be affected by record rainfall during January and February which resulted in oversaturated ore with a moisture content on average of 19%. Production was also affected by less ore being stacked onto the heap leach pads due to rain. With the end of the rainy season, total ore stacked on the heap leach pads during the month of April was on budget at approximately 126,000 tonnes compared to 50,000 tonnes stacked in the month of March. Total production for the month of April from Fazenda Nova was approximately 2,400 ounces and commercial production has been declared effective May 1, 2005. With the expected period for recovery from heap leaching, management anticipates production consistent with the mine plan for the second quarter. The average leaching time for the month of April was three months down from an average of six months during the start-up phase of operations. With the end of the rainy season, management anticipates further reductions in the average leaching period. Moreover, as ore will be stacked for the balance of the year before next year’s rainy season, production should remain at previously announced levels for the balance of the year and should not be affected by the rainy season next year.

During the comparative period ended February 29, 2004, production comprised of 25,944 ounces of gold from the Fazenda Brasileiro Mine at an average cash cost of $216 per ounce and 283 ounces from the São Francisco pilot plant. There was no production from the Fazenda Nova Mine for the comparative quarter ended February 29, 2004.

Inventory as at March 31, 2005 included 5,070 ounces of gold from Fazenda Brasileiro. Total dollar value of inventory as at March 31, 2005 at Fazenda Brasileiro was $3.8 million of which $2.2 million consisted of supplies and materials, $0.7 million of gold dore and $0.9 million of in-circuit inventory. Inventory as at December 31, 2004 was $3.4 million of which $1.8 million consisted of materials and supplies, $0.5 million of gold dore and $1.1 million of in-circuit inventory. Inventory as at March 31, 2005 from Fazenda Nova consisted of 6,402 ounces of gold of which 1,626 ounces was dore and the remaining ounces of 4,776 were comprised of gold in-process and in-circuit inventory which includes 3,750 ounces were on the heap leach pads.

News Release	May 9, 2005

Revenue for the quarter ended March 31, 2005 was $7.9 million from the sale of 18,549 ounces of gold from the Fazenda Brasileiro Mine. An additional 5,851 ounces were sold from the Fazenda Nova Mine and the São Francisco pilot plant during the quarter. Revenue earned from the gold sales from both Fazenda Nova and São Francisco pilot plant production during the quarter have been credited to mineral property development costs. Revenue for the comparative quarter ended February 29, 2004 was $10.5 million from the sale of 26,617 ounces of gold from the Fazenda Brasileiro Mine.

General and Administrative Expenses

General and administrative expenses were $1.7 million for the period ended March 31, 2005 compared to $1.3 million for the comparative period ended February 29, 2004. The increase in general and administrative expenses is a result of our growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of Chapada and São Francisco.

Foreign Exchange

A foreign exchange loss of $0.3 million was recognized for the three month period ended March 31, 2005 compared to a foreign exchange loss of $0.7 million for the comparative quarter ended February 29, 2004. The Company translates non US Dollar monetary items at period end rates and recognizes a gain or loss on translation in the period. A foreign exchange loss is recognized on a net monetary asset position when the local currency depreciates vis-à-vis the US Dollar. The US-CDN Dollar exchange rate as at March 31, 2005 was 1.2096 compared to 1.202 as at December 31, 2004. The US-Real exchange rate as at March 31, 2005 was 2.6662 compared to 2.6544 as at December 31, 2004. The Company holds cash reserves in both Canadian and US Dollars and in Brazilian Reais. The Company’s revenues are denominated in US Dollars. However, the Company’s expenses are denominated in a variety of US and Canadian Dollars and Brazilian Reais. Accordingly, fluctuations in the exchange rates could significantly impact the results of operation.

Income Taxes

The income tax provision on the consolidated financial statements reflects a Brazilian net tax recovery of $0.4 million. The Brazilian net tax recovery is comprised of current income taxes payable in Brazil of $0.2 million and a future income tax recovery in Brazil of $0.6 million. In addition, $0.1 million has been recorded as a future income tax recovery on taxable losses incurred in Canada for a total tax recovery during the period of $0.5 million.

Liquidity and Capital Resources

Cash and cash equivalents as at March 31, 2005 were $66.2 million compared to $87.1 million as at December 31, 2004. Working capital as at March 31, 2005 was $70.8 million and $88.9 million as at December 31, 2004. Cash flow generated from operations for the period ended was an outflow of $1.4 million compared to an inflow of $2.4 million for the comparative period ended February 29, 2004. Cash flow from operations consists mainly of operating results from Fazenda Brasileiro Mine off-set by temporary additions to working capital. As at the quarter end, there were $3.1 million of gold sale receivables for which funds were received subsequent to the period end. Operating cash for the period end prior to changes in non-cash working capital items was $1.2 million compared to $2.3 million for the comparative quarter ended February 29, 2004.

News Release	May 9, 2005

Cash outflow from investing activities was $19.3 million consisting mainly of deferred mineral property expenditures, construction in progress and routine capital expenditures as follows:

(In millions)

Construction of Chapada	$9.5
Construction of Sao Francisco	4.4
Capitalized exploration	2.5
Capital expenditures at Fazenda Brasileiro	1.5
Sao Vicente feasibility study	0.3
Acquisition of mining rights in the Santa
Elina Gold Belt region	0.7
Other	0.4

$19.3

Cash outflow from investing activities for the comparative period was $4.2 million.

Cash outflow from financing activities were $0.1 million and consist of expenditures incurred in regards to the loan facility net of monies received on the exercise of stock options.

Subsequent to the period end, the Company drew down under the loan facility and the lender fully advanced the funds. The funds are in an escrow account for the benefit of the Company pending perfection and registration of security in Brazil in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements,

Equity

As at March 31, 2005, the Company had 122.4 million (December 31, 2004 — 122.3 million) common shares outstanding. A total of 43.4 million (December 31, 2004 – 43.4 million) share purchase warrants were outstanding as at March 31, 2005 at a weighted average exercise price of Cdn$1.68 (December 31, 2004 – Cdn$1.78) per share and a weighted average life of 3.41 (December 31, 2004 – 3.65 years). Shareholders’ equity as at March 31, 2005 was $160.7 million compared to $160.3 million as at the fiscal year ended December 31, 2004.

A total of 6.47 million (December 31, 2004 – 6.66 million) stock options were outstanding as at March 31, 2005 of which 6.35 million (December 31, 2004 – 6.54 million) were exercisable. Stock options outstanding as at March 31, 2005 had a weighted average exercise price of Cdn$2.04 (December 31, 2004 – Cdn$2.04) per share and a weighted average life of 8.16 (December 31, 2004 – 8.28) years. There were no stock options issued during the period ended under the Company share incentive plan. However, the Company may from time to time issue stock options which would impact on the financial results of the Company.

News Release	May 9, 2005

Contractual Commitments
Year	2005	2006	2007	2008	2009

Office leases	$ 281	$ 276	$211	$128	$ --
Fazenda Brasileiro
operating and service
contracts	5,564	994	96	--	--
Fazenda Nova operating
and service contracts	2,638	2,461	--	--	--
Chapada construction
service contracts	30,205	2,293	410	37	--
Sao Francisco construction
service contracts	29,238	527	--	--	--

	$67,926	$6,551	$717	$165	$ --

Related Party Transactions

The Company expensed directors’ fees during the quarter in the amount of $19,000 (February 29, 2004 — $89,000). These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•	Closure and reclamation costs Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•	Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

News Release	May 9, 2005

•	Reserve Estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101 issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Development Projects Update

São Francisco

A total of $4.7 million has been incurred during the period on the construction of São Francisco. Construction costs as at March 31, 2005 were $6.5 million and committed costs to the end of March 2005 were $29.8 million. To date the construction of the airstrip has been completed, foundation and steel structure fabrication has been contracted and detailed engineering services and construction of the tailings dam and the access road is ongoing. Construction costs remain on budget at $46.1 million. A total of $41.4 million of construction costs are expected to be incurred during the remainder of the current fiscal year. Production remains expected to commence between September to November 2005 as previously announced. Gold production from the São Francisco Mine for fiscal 2005 will largely depend on the timing of completion of construction and is targeted at 20,000 ounces to 28,000 ounces. Total production for 2006 remains targeted at 130,000 — 138,000 ounces.

Construction costs will be transferred to property, plant and equipment and mineral properties once São Francisco commences commercial production.

Chapada Copper-Gold Project

Construction of the Chapada Copper-Gold Project in ongoing. Construction costs incurred and accrued during the period ended March 31, 2005 were $9.5 million. Construction costs as at March 31, 2005 were $12.7 million and committed costs to the end of March 2005 were $33.9 million. Most significant construction costs incurred during the period end include the following:

•	Site clearing and grubbing
•	Engineering services
•	Detailed mine plan
•	Pre-stripping
•	Site surveying
•	Decantation of ponds
•	Geotechnical services
•	Power line
•	Access roads
•	Construction of the on-site office
•	Property acquisitions
•	Purchase of machinery and equipment including: trucks and loaders, excavator, rotary production drills, SAG and ball mills, office equipment and furniture

News Release	May 9, 2005

The following table summarizes property, plant and equipment for Chapada as included in the consolidated financial statements as at March 31, 2005:

		March 31,		December 31,
		2005		2004

		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Land	$396	$--	$396	$396
Machinery and
equipment	33	12	21	22
Furniture and
office equipment	12	10	2	3

	441	22	419	421
Assets under
construction(i)	12,720	--	12,720	3,221

	$13,161	$22	$13,139	$3,642

(i)	Construction costs will be transferred to property plant and equipment and mineral properties once Chapada commences commercial production.

Capital requirements for the construction of Chapada are estimated at $178 million before working capital. Construction is on budget and expenditures of $84.5 million are expected to be incurred during the remainder of the current fiscal year. The Company signed a $100 million debt financing commitment in December 2004 for the construction and development of Chapada. Subsequent to the period end, the Company drew down under the loan facility and the lender fully advanced the funds. The funds are in an escrow account for the benefit of the Company pending perfection and registration of security which is expected to occur in the ordinary course of business. Accounts payable relating to the construction and development of Chapada were $1.1 million and under 60 days. Forecast production is an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for each of the first five years of operation for a total (life of mine) of 2.0 billion pounds of copper and 1.3 million ounces of gold. However, production is targeted at 290 million pounds payable copper and 355,000 ounces payable gold in the first two years. Production is expected to commence January 2007. We are assessing accelerating our capital expenditures at Chapada with the intention of completing construction ahead of schedule.

News Release	May 9, 2005

Outlook

São Vicente

The Company has completed a feasibility study relating to development of the São Vicente mine. The feasibility study was commissioned before the current exploration program and based was on historical drilling only. However, with an ongoing exploration program at São Vicente to delineate further resources and a potential future underground operation, a construction decision has been deferred.

Exploration

During the period ended March 31, 2005 a total of $2.5 million was spent on exploration initiatives, of which $1.4 million was spent on near mine exploration of the Fazenda Brasileiro Mine, and $1.0 million was spent on the Rio Itapicuru Greenstone Belt region and $0.1 million was spent on the Santa Elina Gold Belt.

Production and Cash Costs

Forecast information relating to production and cash costs is based on the opinions and estimates of management under current circumstances and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections. Production and costs will vary from month to month although annual production from Fazenda Brazileiro and Fazenda Nova is expected to remain at current guidance levels. Forecast cash costs have assumed a Real to US Dollar exchange rate of 3.0 to 1.0 which is a more favorable US Dollar exchange rate than the current rate. The Real is at historically high levels and the consensus view is that these levels are not sustainable. Forecast cash costs to the end of the year will remain at the level of the current quarter if the Real remains at these high levels.

Currency Hedging

The appreciation of the Real to the Dollar is in part largely dependent on high interest rates on Real denominated accounts which are attracting significant inflows of foreign capital to Brazil. The rate on Real denominated accounts currently exceeds 18% per annum. To hedge against a strengthening Real to the Dollar, the Company has cash balances that it will maintain in Real denominated accounts. The Company is currently evaluating the extent that US Dollar balances will be converted into Reais. These balances will earn interest revenue at this high rate. Interest earned on these cash balances will offset movements in current currency exchange rates as compared to our assumed rate. As such, the earned interest income should offset any increase in Dollar denominated costs. Similarly, if the Real weakens to the Dollar, then the expected reason would be that interest rates in Brazil have gone down and while less interest would be earned on these cash balances, Dollar denominated costs should also be lower.

This interest rate spread offers the Company the opportunity to investigate methods of monetizing interest revenue to provide a higher effective currency rate.

News Release	May 9, 2005

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian Dollars and revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the quarter ended March 31, 2005.

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.

News Release	May 9, 2005

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
As at the periods ended
Prepared by Management
(In thousands of US Dollars;
unaudited)

	March 31,	December 31,
	2005	2004

Assets
Current
Cash and cash equivalents	$ 66,216	$ 87,054
Accounts receivable	3,867	1,177
Inventory (Note 3)	6,803	5,862
Advances and deposits	2,131	2,068

	79,017	96,161
Capital
Property, plant and equipment (Note 4)	18,001	18,315
Assets under construction
(Note 5)	25,797	12,085
Mineral properties (Note 6)	47,171	43,292

	90,969	73,692
Other
Other assets (Note 7)	6,394	5,797
Future income tax assets	1,522	1,456

	$177,902	$177,106

Liabilities
Current
Accounts payable and accrued liabilities	$ 8,253	$ 7,225
Long Term
Asset retirement obligation	4,911	4,972
Future income tax liabilities	4,013	4,600

	17,177	16,797

Shareholders' Equity
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without
par value
Issued and outstanding
122,398,529 common shares
(Note 8i)
(December 31, 2004 -
122,286,716 shares)	147,641	147,407
Share purchase warrants (Note 9)	10,864	10,864
Contributed surplus (Note 8ii)	1,665	1,775
Retained Earnings	555	263

	160,725	160,309

	$177,902	$177,106

The accompanying notes are an integral part of the financial statements.

News Release	May 9, 2005

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the three month periods ended
Prepared by Management
(In thousands of US Dollars; unaudited)

	March 31,	February 29,
	2005	2004
Sales	7,850	10,453
Cost of sales	(5,019)	(6,336)
Depreciation, amortization and depletion	(1,198)	(1,303)
Accretion of asset retirement obligation	(79)	(162)

Mine Operating Earnings	1,554	2,652

Expenses
General and administrative	(1,681)	(1,311)
Foreign exchange loss	(278)	(663)
Stock-based compensation (Note 10)	--	(227)
Other	--	(11)

Operating Earnings (Loss)	(405)	440
Investment and other business
income	238	289
Interest and financing recovery
(expense)	--	3

Earnings (Loss) Before Income Taxes	(167)	732
Income Tax Recovery (Expense) (Note 11)	459	(93)

Net Earnings	292	639
Retained earnings (deficit),
beginning of Period	263	(3,159)

Retained earnings (deficit),
end of Period	$ 555	$(2,520)

Basic and Diluted Earnings
(Loss) per Share	$ 0.002	$ 0.01

Weighted average number of shares outstanding
(in thousands)	122,354	92,870

The accompanying notes are an integral part of the financial statements.

News Release	May 9, 2005

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the three month periods ended
Prepared by management
(In thousands of US Dollars; unaudited)

	March 31,	February 29,
	2005	2004
Operating Activities
Net earnings for the period	$ 292	$ 639
Asset retirement
obligations realized	(66)	--
Items not involving cash
Services paid in
common shares
(adjustment)	--	(566)
Depreciation,
amortization and
depletion	1,198	1,303
Stock-based
compensation(Note 10)	--	227
Future income taxes	(653)	(324)
Accretion of asset
retirement obligation	79	162
Foreign exchange	(80)	--
Other	472	819
	1,242	2,260
Net change in non-cash
working capital(Note 12)
	(2,666)	151
	(1,424)	2,411
Financing Activities
Issue of common shares
and warrants for cash	124	21,630
Issue costs	--	(1,488)
Interest expense on
convertible notes	--	37
Deferred financing
charges	(224)	--
	(100)	20,179
Investing Activities
Business acquisition of
Fazenda Brasileiro	--	(933)
Expenditures on mineral
properties	(4,339)	(2,848)
Acquisition of property,
plant and equipment	(643)	(466)
Expenditures on assets
under construction	(13,958)	--
Other	(374)	--
	(19,314)	(4,247)
Increase in cash and cash
equivalents	(20,838)	18,343
Cash and cash equivalents,
beginning of Period	87,054	16,260
Cash and cash equivalents,
end of Period	$ 66,216	$ 34,603
Cash and cash equivalents are comprised of
the following:
Cash at bank	$ 2,794	$ 6,977
Bank term deposits	63,422	27,626

	$ 66,216	$ 34,603

Supplementary cash flow information (Note 12).

The accompanying notes are in integral part of the financial statements.

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

News Release	May 9, 2005

Yamana Gold Inc.
Notes to the Consolidated Financial Statements

For the three month period ended March, 31, 2005 (with comparatives as at December 31, 2004 and for the three month period ended February 29, 2004) (Tabular amounts in thousands of US Dollars, prepared by management and unaudited)

1. Basis of presentation

The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2. Change in year end

The Company changed its year end from February 28/29 to December 31. As such, the quarter for fiscal December 31, 2005 is for the three month period ended March 31, 2005 with comparative figures as at December 31, 2004 and for the three month period ended February 29, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period

Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004
Q4	December 31, 2005	December 31, 2004 (ii)

(i)   Four months
 (ii)Ten months

News Release	May 9, 2005

3. Inventory

	March 31,	December 31,
	2005	2004

Metal in circuit and
gold in process	$1,335	$2,729
Ore stockpiles	1,389	--
Dore inventories	1,346	996
Materials and supplies	2,733	2,137

	$6,803	$5,862

4. Property, plant and equipment

		March 31,		December 31,
		2005		2004

		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Land	$ 1,100	$ --	$ 1,100	$ 1,053
Buildings	8,693	2,433	6,260	6,439
Machinery and
Equipment	9,339	2,292	7,047	7,306
Vehicles	2,688	645	2,043	2,134
Furniture and
office
equipment	1,478	365	1,113	958
Computer equipment
and software	548	110	438	425

	$23,846	$5,845	$18,001	$18,315

News Release	May 9, 2005

5. Assets under construction

	March 31,	December 31,
	2005	2004

Fazenda Nova	$ 6,454	$ 6,949
Sao Francisco	6,623	1,915
Chapada	12,720	3,221

	$25,797	$12,085

Construction and preproduction revenues will be transferred to property plant and equipment and mineral properties for each property upon commencement of commercial production.

6. Mineral properties

	March 31,	December 31,
	2005	2004

Fazenda Brasileiro (i)	$15,462	$13,158
Santa Elina properties (ii)	14,199	13,319
Chapada	12,117	11,523
Argentine properties	5,075	5,036
Other	318	256

	$47,171	$43,292

(i)        Fazenda Brasileiro

               Balance is net of accumulated amortization in the amount of $4.0 million (December 31, 2004 — $2.77 million).

(ii)       Santa Elina properties

               Balance is net of accumulated amortization in the amount of $0.8 million (December 31, 2004 — $0.7 million).

News Release	May 9, 2005

7. Other assets

	March 31,	December 31,
	2005	2004

Deferred financing charges (i)	$5,415	$5,191
Other	979	606

	$6,394	$5,797

(i)     Deferred financing charges relate to a $100 million debt financing commitment for the development of the Chapada Copper-Gold project that was signed in December 2004. The secured notes are for a term of 6 years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants under the facility have characteristics comparable to high yield debt. The Company may also elect to defer interest payments for the first three years. Under this scenario, the interest note is subject to an additional 150 basis points during the first two years during which the interest is accrued. The Company must drawdown the full $100 million within 180 days of closing. As at March 31, 2005, the Company had not drawn down any monies from this facility. A total of 2.5 million warrants were previously issued in connection with the debt facility resulting in the recognition of $ 2.1 million of deferred financing charges in fiscal December 31, 2004. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 30%, (iii) risk free interest rate of 3.0% and (iv) expected life of 5 years. Additional fees of $850,000 and 2.5 million warrants are payable only on funding. Financing charges will be amortized over the life of the loan upon funding. Subsequent to the period end, the Company drew down under the loan facility and the lender fully advanced the funds. The funds are in an escrow account for the benefit of the Company pending perfection and registration of security which is expected to occur in the ordinary course of business.

News Release	May 9, 2005

8. Capital stock

(i) Common shares issued and outstanding:

		Number of
	Common Shares	Amount

Balance as at December 31, 2004	$122,287	$147,407
Exercise of options and share
appreciation rights (1)	112	234

Balance as at March 31, 2005	$122,399	$147,641

(1)	The Company issued 112,000 shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $124,000. Previously recognized compensation expense in the amount of $110,000 on options exercised during the year was charged to share capital with a corresponding decrease to contributed surplus.

(ii)	Contributed surplus

	March 31,	December 31,
	2005	2004
		(ten months)

Balance as at beginning of period	$ 1,775	$ 1,800
Reversal of stock based compensation
on the exercise of stock option
and share appreciation rights	(110)	(25)

Balance as at end of period	$ 1,665	$ 1,775

9. Share purchase warrants

As at March 31, 2005 there were 43.4 million share purchase warrants outstanding with an average exercise price of Cdn$1.68 and an average outstanding life of 3.41 years.

10. Stock-based compensation

There were no stock options issued during the three month period ended March 31, 2005.

As at March 31, 2005, there were 6.47 million stock options outstanding with an average exercise price of Cdn$2.04 and an average outstanding life of 8.15 years. A total of 6.35 million stock options were exercisable as at March 31, 2005.

News Release	May 9, 2005

11. Income taxes

        The following table reconciles income taxes calculated at statutory rates with the income tax expense in the period end consolidated financial statements:

	For the three months ended

	March 31,	February 29,
	2005	2004

Earnings (loss) before income taxes	$(167)	$ 732
Statutory rate	36.12%	38.0%

Expected income tax expense (recovery)	$(60)	$ 278
Effect of lower tax rates in
foreign jurisdictions	(215)	(270)
Unrecognized tax benefits in Canada
and United States	76	172
Non-taxable items	(255)	(87)
Other	(5)	--

Income tax expense (recovery)	$(459)	$ 93

Less: current income tax expense	194	417

Future income tax expense (recovery)	$(653)	$(324)

News Release	May 9, 2005

12. Supplementary cash flow information

a.   Supplementary information regarding other non-cash transactions

	For the three months ended

	March 31,	February 29,
	2005	2004

Financing Activities
Issue of common shares for Santa
Elina assets	$ --	$ 171
Shares issued on the exercise of stock
options and share appreciation rights	$ 110	$ --
Reversal of contributed surplus on the
issue of stock options and share
appreciation rights	$(110)	$ --
Investing Activities
Expenditures on mineral properties,
net of tax	$ --	$(171)

b.     Net change in non-cash working capital

	For the three months ended

	March 31,	February 29,
	2005	2004

Net decrease (increase) in
Accounts receivable	$(2,690)	$(268)
Inventory	(941)	987
Advances and deposits	(63)	(540)
Net increase (decrease) in
Accounts payable and accrued
liabilities	1,028	(28)

	$(2,666)	$ 151

News Release	May 9, 2005

13. Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada.

    (i)        Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	March 31,	December 31,
	2005	2004

Mineral properties assets under
construction and property,
plant and equipment
Brazil	$85,395	$68,163
Argentina	5,446	5,413
Corporate	128	116

	$90,969	$73,692

	For the three months ended

	March 31,	February 29,

	2005	2004
Mine Revenues
Brazil	$ 7,850	$ 10,453

14. Related party transactions

The Company had the following transactions with related parties:

	For the three months ended

	March 31,	February 29,
	2005	2004

Directors fees and consulting fees
to associates thereof (i)	$ 19	$ 89

    (i)        Included in accounts payable and accrued liabilities is $20,000 (February 29, 2004 — $22,000) in this regard.

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

News Release	May 9, 2005

15. Contractual commitments

Year	2005	2006	2007	2008	2009

Office leases	$ 281	$ 276	$211	$128	$ --
Fazenda Brasileiro
operating and service
contracts	5,564	994	96	--	--
Fazenda Nova operating
and service contracts	2,638	2,461	--	--	--
Chapada construction
service contracts	30,205	2,293	410	37	--
Sao Francisco construction
service contracts	29,238	527	--	--	--

	$67,926	$6,551	$717	$165	$ --